July 26, 2013

VIA EDGAR

CONFIDENTIAL

Jim B. Rosenberg, Senior Assistant Chief Accountant

Lisa Vanjoske, Assistant Chief Accountant

Joel Parker, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Simcere Pharmaceutical Group

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 26, 2013

File No. 001-33398

Ladies and Gentlemen:

We are writing in response to the comment letter, dated July 15, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Simcere Pharmaceutical Group, a company organized under the laws of the Cayman Islands, (the “Company” or “Simcere”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”).

For your convenience, we have set forth below the Staff’s comment in bold text.

Financial Statements

Note 3 Accounts and bills receivable, net, page F-18

1.              Please provide us an aging of your accounts and bills receivable as of December 31, 2012 distinguishing between accounts and bills, and provide us an analysis of your allowance for doubtful accounts separately for accounts and bills that demonstrates why you believe the allowance is adequate at December 31, 2012. Explain in proposed disclosure to be included in future periodic reports why accounts and bills receivable at December 31, 2012 represents more than six months of sales when the terms of accounts receivable are 30-90 days and the terms of bills receivable are 3-6 months.

The Company respectfully advises that the aging of accounts and bills receivable as of December 31, 2012 was as follows:

Accounts receivable (In RMB thousands)

Within credit term:	203,140
Past due between 1-180 days:	206,422
Past due between 181-365 days:	3,919
Past due over 365 days:	6,671
Total amount:	420,152

All bills receivable as at December 31, 2012 were not yet due at the end of the reporting period.

Management allows certain customers to settle accounts receivable using short-term notes issued by reputable financial institutions, which are classified as bills receivable.  The short-term notes typically have terms of three to six months.  As a result, cash for accounts receivable with terms of 30 to 90 days may not be collected until four to nine months after the date of sale.

Although the overall collection period is extended by this practice, there is minimal credit loss risk inherent in the short-term notes and the Company has historically not experienced any collection loss on bills receivable. Therefore, no allowance for doubtful amounts on bills receivable has been provided.

In determining the credit terms to customers, management has considered the fact that some customers will settle the accounts receivable by using short-term notes, which will, in substance, extend the initial credit term to those customers.  As of December 31, 2012, the accounts and bills receivable turnover days (calculated by multiplying accounts and bills receivable balance over revenue by 365 days) was 192 days, which was in line with the management’s expectation and industry experience.

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.

The Company reviews its allowance for doubtful accounts monthly. Accounts receivable balances past due over 180 days have been reviewed by management individually for collectability. All other balances are reviewed on a pooled basis.  Subsequent settlement has also been taken into consideration when reviewing the adequacy of the allowance for doubtful accounts.

As of December 31, 2012, an allowance for doubtful accounts of RMB6.7 million was provided based on management’s review, which represented 62.9% of past due balances over 180 days.  As of June 30, 2013, RMB3.8 million of such past due balances has subsequently been settled.  Historically, the majority of overdue balances within 180 days were ultimately settled.  Therefore, management considers the allowance of doubtful accounts made as of December 31, 2012 adequate.

The Company respectfully proposes to include the following language in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013:

“As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 30 to 90 days from the date of billing. The Group does not require collateral or other security to support credit sales.

To reduce the Group’s credit risk, the Group allows certain customers to settle accounts receivable with a bills receivable. A bill receivable primarily represents a short-term note receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has not experienced any collection losses on bills receivable and therefore no allowance for doubtful accounts has been provided.

The acceptance of bills receivable will however extend the credit period and result in higher receivables turnover days of the Group.”

*              *              *              *

The Company also acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this submission, please contact Shuang Zhao of Shearman & Sterling by phone at +852-2978-8002 or shuang.zhao@shearman.com.

Very truly yours,

/s/ Yushan Wan

Yushan Wan

Enclosures

cc:                          Hongquan Liu, Chief Executive Officer, Simcere Pharmaceutical Group

Shuang Zhao, Shearman & Sterling

Mike Tse, KPMG